UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to _________.
Commission file number: 1-4364
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
Ryder System, Inc.
11690 NW 105 Street
Miami, Florida 33178

REQUIRED INFORMATION

FINANCIAL STATEMENTS & SUPPLEMENTAL SCHEDULE		PAGE NO.

•	Report of Independent Registered Certified Public Accounting Firm — PricewaterhouseCoopers LLP	2

•	Statements of Net Assets Available for Plan Benefits December 31, 2010 and 2009	3

•	Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2010 and 2009	4

•	Notes to Financial Statements	5

•	Supplemental Schedule*: Form 5500, Schedule H, Line 4i: Schedule of Assets (Held at End of Year) December 31, 2010	16

•	Signature	25

EXHIBIT

•	Exhibit Index	26

•	Consent of Independent Registered Certified Public Accounting Firm — PricewaterhouseCoopers LLP	27

*	Other supplemental schedules required by Section 2520-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under Employee Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm
To the Participants and Administrator of
Ryder System, Inc. 401(k) Savings Plan:
In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Ryder System, Inc. 401(k) Savings Plan (the “Plan”) at December 31, 2010 and December 31, 2009, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Miami, Florida
May 27, 2011

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2010	2009
Assets
Investments (at fair value):
Mutual funds	$390,031,593	$345,073,907
Investment contracts	177,908,029	172,260,696
Common collective trusts	103,971,741	85,836,429
Ryder System, Inc. common stock fund	81,055,963	64,575,901
Short-term money market instruments	1,200,818	11,628,723
Wrapper contracts	403,193	219,781

Total investments	754,571,337	679,595,437
Receivables:
Notes receivable from participants	28,688,180	27,662,506
Employer contributions	350,350	777,357
Participant contributions	256,319	1,060,609
Other receivables	49,966	18,928

Total receivables	29,344,815	29,519,400

Total assets	783,916,152	709,114,837

Liabilities
Other payables	148,108	87,890

Total liabilities	148,108	87,890

Net assets available for plan benefits (at fair value)	$783,768,044	$709,026,947

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,293,308)	(2,914,391)

Net assets available for plan benefits (at contract value)	$779,474,736	$706,112,556

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years ended December 31,
	2010	2009
Additions to net assets attributed to:
Investment income:
Net appreciation in value of investments	$79,261,976	$96,820,164
Dividends	4,302,205	3,489,164
Interest	5,703,912	7,255,941

Net investment income	89,268,093	107,565,269

Contributions:
Employer	20,327,572	20,410,946
Participants	35,596,459	35,234,682

Total contributions	55,924,031	55,645,628

Total additions	145,192,124	163,210,897

Deductions from net assets attributed to:
Benefits paid to plan participants	70,675,394	58,017,712
Administrative expenses	1,154,550	674,419

Total deductions	71,829,944	58,692,131

Net increase	73,362,180	104,518,766

Net assets available for plan benefits:
Beginning of year	706,112,556	601,593,790

End of year	$779,474,736	$706,112,556

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of Plan
The following description of the Ryder System, Inc. 401(k) Savings Plan (“the Plan”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.
General
The Plan, established January 1, 1993, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant’s rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.
The Plan Administrator is the Ryder System, Inc. Retirement Committee. The Plan’s trustee and recordkeeper are Fidelity Management Trust Co. and Fidelity Investments Institutional Operations Company, respectively.
Eligibility
Participation in the Plan is voluntary. In general, all employees on the domestic payroll of Ryder System, Inc. (Company) and its subsidiaries that have adopted the Plan are immediately eligible to participate in the Plan. However, the following employees or classes of employees are not eligible to participate: (a) an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan; (b) employees eligible to participate under another Company sponsored qualified savings plan; and (c) leased employees.
Contributions
Participant Contributions
Participants may elect to contribute pre-tax dollars to the Plan by having their compensation reduced by a maximum of the lesser of: a) 50% of compensation, depending on an individual’s annual salary level, b) IRS limit of $16,500 for both 2010 and 2009 or c) such other amount as shall be determined by the Company’s Retirement Committee from time to time. Additionally, participants may elect to make after-tax contributions to the Plan. Beginning in 2009, compensation excluded any amounts contributed into the Company’s Deferred Compensation Plan.
Participants who reach age 50 during the calendar year may be eligible to make catch-up contributions up to $5,500 in addition to the IRS limit of $16,500 for the years ended December 31, 2010 and 2009. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of twenty-two investment options and may direct the recordkeeper to transfer among investment options on a daily basis.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Employer Contributions

If a participant meets certain requirements related to employment date, age and service hours, the Company may contribute to the participant’s account. Company contributions are invested in the investment options in the same allocation percentages as each participant’s contributions.
Beginning January 1, 2008, salaried and non-salaried employees, other than field hourly employees of Ryder Integrated Logistics, Inc. (“RIL”), a wholly-owned subsidiary of the Company, that are not grandfathered into the Ryder System, Inc. Retirement Plan are eligible for an enhanced benefit. The enhanced benefit under the Plan provides for: (a) Company contributions equal to 3% of eligible pay, even if employees do not make contributions to the Plan and (b) a 50% Company match of participant contributions of up to 5% of eligible pay, subject to IRS limits upon meeting eligibility requirements. Beginning in 2009, eligible pay excluded any amounts contributed into the Company’s Deferred Compensation Plan.
The Company may make a discretionary contribution for salaried and non-salaried employees, other than RIL employees. This discretionary contribution is based on the Company’s attainment of specified performance goals. Company contributions will be for the benefit of those participants who meet eligibility requirements as defined by the Company’s Retirement Committee. For the years ended December 31, 2010 and 2009, the Company did not make any discretionary contributions.
For field hourly employees of RIL, the Company will make a basic contribution of $400 pro-rated on an annual basis, whether or not the employee contributes to the Plan. If the employee contributes to the Plan, in addition to the basic contribution, the Company will match the first $300 at 100% and match the next $800 at 50%.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and with allocations of: (a) the Company’s contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Expenses are generally allocated evenly across all eligible accounts. Earnings are currently allocated on a daily basis. The benefit for a participant is the benefit that can be provided from the participant’s vested account. Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. In 2010 and 2009, employer contributions were reduced by $953,086 and $685,556, respectively, from forfeited nonvested accounts. At December 31, 2010 and 2009, forfeited nonvested accounts available to reduce future employer contributions totaled $141 and $79,814, respectively.
Vesting
Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. Participants will also become fully vested in Company contributions and the earnings attributable to such contributions when they reach age 65, become permanently disabled or upon death while employed by the Company. RIL field hourly employees’ basic company contributions and the match on the first $300 of participant contributions are immediately fully vested.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and accrue interest at a fixed rate which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan’s investment funds based on the participant’s investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.
Benefits Paid
On termination of service, if a participant’s account balance is greater than $1,000, a participant’s account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant’s consent. Terminated participants whose account balance is less than $1,000 receive automatic distributions. As of December 31, 2010 and 2009, there were no automatic distributions pending. Participants may request a withdrawal of all or a portion of their elective contribution account balance if they can demonstrate financial hardship as defined by the Plan. Such amounts will be considered distributions to the participant for income tax purposes.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting. Certain prior year amounts have been reclassified to conform to the current year presentation. Participant loans were reclassified from Investments to Notes receivable from participants.
Accounting guidance requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the plan. Accordingly, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.
Investment Valuation and Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the related gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividends on mutual funds and Ryder System, Inc. common stock are recorded on the record date. Interest income is recorded on the accrual basis.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Notes Receivable from Participants
Notes Receivable from Participants are stated at the outstanding principal balance of the loan plus accrued interest, which approximates fair value.
Payment of Benefits
Benefits are recorded when paid.
Subsequent Event
On January 1, 2011, the Plan was amended to include employees acquired through the Total Logistic Control (“TLC”) acquisition, which was completed on December 31, 2010. Acquired TLC employees will be eligible to participate in the Plan and will be deemed to have met the requirements to be immediately eligible to receive Employer Contributions. The acquired TLC hourly employees will be eligible to receive: a) a 100% Company match of participant contributions up to 4% of eligible pay and b) a 50% Company match of participant contributions of the next 2% of eligible pay. The acquired salaried TLC employees will be eligible to receive the enhanced benefit available under the Plan. All acquired TLC employees will be fully vested in the Employer Contributions.
3. Fair Value Measurements
The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Accounting guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs for the asset or liability. These inputs reflect the Plan’s own assumption about the assumptions a market participant would use in pricing the asset or liability.
The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
The following tables present the Plan assets that are measured at fair value, on a recurring basis, and the levels of inputs used to measure fair value:

	Fair Value Measurements
	At December 31, 2010
Description	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$261,907,816	—	—	$261,907,816
International growth funds	54,879,525	—	—	54,879,525
Index funds	35,080,488	—	—	35,080,488
Fixed income funds	38,163,764	—	—	38,163,764

	390,031,593	—	—	390,031,593
Synthetic guaranteed investment contracts:
Investment contracts	2,234,184	175,381,785	292,060	177,908,029
Wrapper contracts	—	—	403,193	403,193

	2,234,184	175,381,785	695,253	178,311,222
Common collective trusts	—	103,971,741	—	103,971,741
Ryder System, Inc. common stock fund	—	81,055,963	—	81,055,963
Short-term money market instruments	1,200,818	—	—	1,200,818

Total investments at fair value	$393,466,595	360,409,489	695,253	$754,571,337

	Fair Value Measurements
	At December 31, 2009
Description	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$229,257,840	—	—	$229,257,840
International growth funds	55,374,687	—	—	55,374,687
Index funds	23,775,901	—	—	23,775,901
Fixed income funds	32,788,024	—	—	32,788,024
Other funds	3,877,455	—	—	3,877,455

	345,073,907	—	—	345,073,907
Synthetic guaranteed investment contracts:
Investment contracts	6,275,559	165,367,772	617,365	172,260,696
Wrapper contracts	—	—	219,781	219,781

	6,275,559	165,367,772	837,146	172,480,477
Common collective trusts	—	85,836,429	—	85,836,429
Ryder System, Inc. common stock fund	—	64,575,901	—	64,575,901
Short-term money market instruments	11,628,723	—	—	11,628,723

Total investments at fair value	$362,978,189	315,780,102	837,146	$679,595,437

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
The following tables set forth a summary of the changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2010 and 2009:

	December 31, 2010
			Unrealized
			Gains (Losses)
			Relating to	Purchases,
	Beginning	Realized	Instruments	Issuances,	Net Transfers	Ending
	Balance at	Gains/(Losses)	Still Held at	and Other	Into	Balance at
	January1,	Included in	December 31,	Settlements,	(Out of)	December 31,
	2010	Earnings	2010	Net	Level 3	2010

Investment Contracts	$617,365	$—	$—	$(241,614)	$(83,691)	$292,060
Wrapper Contracts	219,781	—	—	183,412	—	403,193

Total	$837,146	$—	$—	$(58,202)	$(83,691)	$695,253

	December 31, 2009
			Unrealized
			Gains (Losses)
			Relating to	Purchases,
	Beginning	Realized	Instruments	Issuances,	Net Transfers	Ending
	Balance at	Gains/(Losses)	Still Held at	and Other	Into	Balance at
	January 1,	Included in	December 31,	Settlements,	(Out of)	December 31,
	2009	Earnings	2009	Net	Level 3	2009

Investment Contracts	$856,258	$—	$—	$(339,466)	$100,573	$617,365
Wrapper Contracts	191,423	—	—	28,358	—	219,781

Total	$1,047,681	$—	$—	$(311,108)	$100,573	$837,146

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Plan Benefits.
The following is a description of the valuation methodologies used as well as the level of input used to measure fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.
Short-term money market instruments: are stated at cost, which approximates fair value. The short-term money market instruments are invested in the Fidelity Short-Term Interest Fund, which is a stable value fund that provides a daily net asset value (NAV). The fund invests in money market funds to provide daily liquidity. Fair value is based on a daily NAV that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV) and were therefore classified within Level 1 of the fair value hierarchy.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Synthetic guaranteed investment contracts (“GICs”): are stated at fair value. The fair value of GICs is calculated based on the market values of the underlying securities. A synthetic GIC is comprised of two components, an underlying investment contract and a “wrapper” contract. Wrapper contracts generally change the investment characteristics of underlying securities to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal due to a participant’s retirement, disability or death, or participant-directed transfers, in accordance with the terms of the Plan.
The investment contract includes a variety of investment grade government and corporate debt securities and cash. The cash is classified within Level 1 of the fair value hierarchy. The government and corporate debt securities are not actively traded and fair values are estimated using bids provided by brokers, dealers or quoted prices of similar securities with similar characteristics or pricing models and have been classified within Level 2 of the fair value hierarchy. The fair value of certain mortgage related securities have been adjusted based on certain security price validations and reviews based on unobservable inputs and therefore were classified within Level 3 of the fair value hierarchy.
Ryder System, Inc. common stock fund: the fund invests primarily in Ryder System, Inc. common stock, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol (R) and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments. The money market portion of the fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices. The Ryder System, Inc. common stock fund is valued at the unit prices established by the funds’ sponsor based on the fair value of the assets underlying the funds. Since the units of the fund are not actively traded, the fair value measurement has been classified within Level 2 of the fair value hierarchy.
Mutual funds: valued at quoted market prices, which represent the net asset value of the shares held in such funds. Each of these funds is considered an open ended mutual fund and are valued using a market approach. Fair value is based on a daily NAV that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV) and therefore the mutual funds have been classified within Level 1 of the fair value hierarchy.
Common collective trusts: valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value. Each fund consists of a commingled trust that invests in a diversified portfolio of equity index, fixed income index and/or short-term products. The fund’s fair value is measured as the fair value of the ownership interest in the fund. Since the units of the trusts are not actively traded, the fair value measurements have been classified within Level 2 of the fair value hierarchy
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
4. Investments
The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan’s net assets at December 31, 2010 and 2009:

	2010	2009
Ryder System, Inc. common stock fund, 1,524,474 and 1,554,035 shares, respectively	$81,055,963	$64,575,901
Fidelity Equity Income Fund, 1,139,321 and 1,179,739 shares, respectively	50,426,346	46,175,004
Fidelity Contrafund, 1,245,591 and 1,289,180 shares, respectively	84,363,852	75,133,388
Fidelity Diversified International Fund, 1,759,254 and 1,935,839 shares, respectively	53,041,511	54,203,497
Fidelity Growth Company Fund, 1,357,042 and 1,409,459 shares, respectively	112,838,050	97,225,284
During the years ended December 31, 2010 and 2009, the Plan’s investments (including gains (losses) on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2010	2009
Mutual funds	$48,567,580	$75,178,412
Common collective trusts	10,859,581	15,003,563
Ryder System, Inc. common stock fund	19,834,815	6,638,189

	$79,261,976	$96,820,164

5. Investment Contracts with Insurance Companies
The Interest Income Fund, one of the Plan’s investment options, may be invested in short-term money market instruments and in fully benefit-responsive synthetic guaranteed investment contracts with various insurance companies, banks, and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for the benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.
There are no reserves against contract value for credit risk of a contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) any substantive modification to the Plan or administration of the Plan that is not consented to by the contract issuer (including complete or partial plan termination or merger with another plan), (2) establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) plan sponsor events, such as divestitures, spin-offs or early retirement programs that cause a significant withdrawal from the Plan, (4) transfer of assets from the fund directly to a competing option (5) the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Average Yields	2010	2009
Based on actual earnings	2.3%	2.9%
Based on interest rate credited to participants	2.0%	2.4%
6. Risks and Uncertainties
The Plan’s invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits.
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across twenty-three participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Ryder System, Inc. common stock fund, which invests in a single security. The Plan’s exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each company.
7. Related Party Transactions
The Plan holds shares of Ryder System, Inc. common stock (1,524,474 and 1,554,035 shares at December 31, 2010 and 2009, respectively) and recorded dividend income, net realized gains (losses) on sale and net unrealized appreciation (depreciation) in value of these securities. Accordingly, these shares qualify as a party in interest.
The Plan also holds shares of mutual funds managed by Fidelity Management Company, which are affiliated with the Plan’s current trustee. The Plan has recorded dividend income, net realized gains (losses) on sales and net unrealized appreciation (depreciation) in value of these securities. Accordingly, these transactions qualify as a party in interest. Fees incurred by the Plan to Fidelity Management Company for investment management and recordkeeping services amounted to $699,496 and $275,049 for the years ended December 31, 2010 and 2009, respectively. These fees are recorded as administrative expenses in the accompanying statements of changes in net assets available for plan benefits.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
8. Plan Termination
While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant’s account.
9. Tax Status of the Plan
The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the “Code”) and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter dated June 4, 2002 has been obtained from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan submitted a request in January 2011 to the Internal Revenue Service to renew the tax determination letter.
Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.
Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.
11. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2010	2009

Net assets available for benefits per the financial statements	$779,474,736	$706,112,556

Adjustment for fair value of fully benefit-responsive investment contracts	4,293,308	2,914,391

Net assets available for benefits per the Form 5500	$783,768,044	$709,026,947

For purposes of the financial statements, the investment in the Ryder System, Inc. common stock fund is presented as a unitized stock fund. The underlying assets are segregated on the Form 5500.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
The following is a reconciliation of investment income per the financial statements to the Form 5500:

	December 31,
	2010	2009

Net Investment income per the financial statements	$89,268,093	$107,565,269

Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,914,391)	883,496

Current adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,293,308	2,914,391

Net investment income per the Form 5500	$90,647,010	$111,363,156

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

		(c)
		Description of Investment Including			(e)
	(b)	Maturity Date, Rate of Interest, Par or		(d)	Current
(a)	Identity of Issue, Borrower, Lessor or Similar Party	Maturity Value		Cost	Value

	SHORT TERM MONEY MARKET INSTRUMENTS:

*	FID INST CASH PORT: MM FUND CLASS I	—	0.212%	**	$1,200,818

	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:
	INVESTMENT CONTRACTS:

	CASH				2,234,184
	AT&T CORP	11/15/2013	6.7000%	**	84,710
	ABBEY NATL	11/10/2014	3.8750%	**	458,357
	ALABAMA POWER	12/15/2012	4.8500%	**	179,481
	AMER HONDA	9/20/2013	1.6250%	**	171,110
	APART 2007-1 B	9/9/2013	5.3500%	**	67,234
	APART 2007-1 C	2/10/2014	5.4300%	**	41,418
	AMCAR 2006-BG A4	9/6/2013	5.2100%	**	94,655
	BHP BILLITON	3/29/2012	5.1250%	**	356,740
	BNP PARIBAS	12/21/2012	2.1250%	**	193,175
	BNP PARIBAS	3/11/2015	3.2500%	**	102,062
	BALTIMORE G&E	7/1/2013	6.1250%	**	153,127
	BACM 2003-2 A2	3/11/2041	4.3420%	**	41,740
	BACM 2004-2 XP	11/10/2038	0.7834%	**	989
	BACM 2006-5 A1	9/10/2047	5.1850%	**	3,633
	BOA FDIC	6/15/2012	3.1250%	**	158,677
	BOA FDIC GTD	4/30/2012	2.1000%	**	326,759
	BANK AMER FDG	9/1/2015	3.7000%	**	216,038
	BMONT Q	6/28/2013	2.1250%	**	356,270
	BANK NY MELLON	11/1/2012	4.9500%	**	115,687
	BONY	5/15/2014	4.3000%	**	199,483
	BANK NOVA SCOTIA	1/22/2013	2.2500%	**	606,608
	BARCLAYS	1/23/2013	2.5000%	**	462,243
	BAXTER INTL	3/15/2013	1.8000%	**	381,869
	BAYC 2004-1 A1	4/25/2034	0.6200%	**	33,784
	BAYC 2004-2 A1	8/25/2034	0.6900%	**	30,454
	BAYC 2004-2 M1	8/25/2034	0.8400%	**	10,128
	BSCMS 2007-PW15 A1	2/11/2044	5.0160%	**	6,390
	BERK HATH INC	2/11/2013	2.1250%	**	360,356
	BRHEA 2006-A	12/1/2041	1.0528%	**	148,508
	COMM 2005-C6	6/10/2044	4.9990%	**	22,324
	COMM 2005-C6	6/10/2044	0.1377%	**	9,253
	CPS 2007-C A3	5/15/2012	5.4300%	**	308
	CIBC	9/13/2013	1.4500%	**	156,160

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

		(c)
		Description of Investment Including			(e)
	(b)	Maturity Date, Rate of Interest, Par or		(d)	Current
(a)	Identity of Issue, Borrower, Lessor or Similar Party	Maturity Value		Cost	Value
	CANADIAN IMP BK	12/11/2015	2.3500%	**	146,874
	CARAT 2007-1 B	9/17/2012	5.1500%	**	128,999
	COMET 2006-A6	2/18/2014	5.3000%	**	203,074
	COPAR 2007-1 B1	12/15/2013	5.7600%	**	122,345
	CARGILL INC	6/1/2012	6.3750%	**	597,608
	CATERPILLAR FIN SVC	4/5/2013	2.0000%	**	136,958
	CATERPILLAR FIN INC	12/20/2013	1.5500%	**	80,114
	CDTIM 2005-1A	5/20/2017	4.6700%	**	13,894
	CHAIT 2008-A9	5/15/2013	4.2600%	**	121,879
	CITIGROUP	5/5/2014	5.1250%	**	186,011
	CITIGROUP	8/12/2014	6.3750%	**	908,377
	CITI FDG FDIC	10/22/2012	1.8750%	**	808,660
	CITIGR FDG FDIC	11/15/2012	1.8750%	**	616,599
	CITIBANK FDIC	6/4/2012	1.8750%	**	397,389
	COCA-COLA CO	11/15/2015	1.5000%	**	250,057
	GCCFC 2007-GG11 XP	12/10/2049	0.4798%	**	93,869
	COMMONWEALTH	9/17/2014	2.9000%	**	915,995
	CON EDISON NY	4/1/2014	5.5500%	**	188,215
	COUNTRYWIDE	6/7/2012	5.8000%	**	749,734
	COVIDIEN INT GLB	10/15/2012	5.4500%	**	305,025
	CREDIT SUISSE NY	5/15/2013	5.0000%	**	1,080,506
	CSFB 2003-C5 A3	12/15/2036	4.4290%	**	82,266
	CSFB 2003-C4 A3	8/15/2036	4.7000%	**	44,610
	CSMC 2007-C1 A1	2/15/2040	5.2270%	**	9,318
	CSMC 2007-C2 A1	1/15/2049	5.2690%	**	2,554
	CSFB 2005-C4	8/15/2038	0.2274%	**	22,277
	DBS BK LTD	5/16/2017	5.1250%	**	416,555
	DCAT 2006-C B	4/8/2013	5.1100%	**	230,845
	DEERE J CAPMTN	6/17/2013	1.8750%	**	172,120
	DEUTSCHE TEL	3/23/2011	5.3750%	**	107,599
	DIAGEO CPTL GLB	1/30/2013	5.2000%	**	187,037
	ERP OPERAT LP	10/1/2012	5.5000%	**	92,924
	ENEL FIN INTL	1/15/2013	5.7000%	**	196,788
	FHLM ARM	3/1/2033	3.1470%	**	1,306
	FHLG 15YR #E98688	8/1/2018	4.5000%	**	282,221
	FHLG 15YR #E99205	9/1/2018	4.5000%	**	83,102
	FHLG 15YR #E99833	10/1/2018	4.5000%	**	130,293
	FHLM ARM #1B2428	11/1/2035	2.7330%	**	140,741
	FHLM ARM #847584	1/1/2036	2.8910%	**	20,725
	FHLM ARM #848083	6/1/2035	2.6410%	**	26,589
	FHLM ARM #848084	1/1/2035	2.5850%	**	19,372
	FHLM ARM #848085	4/1/2035	2.6620%	**	52,885
	FHLM ARM #848088	4/1/2035	2.5470%	**	445,419

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

		(c)
		Description of Investment Including			(e)
	(b)	Maturity Date, Rate of Interest, Par or		(d)	Current
(a)	Identity of Issue, Borrower, Lessor or Similar Party	Maturity Value		Cost	Value
	FHLM ARM #848089	1/1/2035	2.7270%	**	281,499
	FHLM ARM #848090	2/1/2035	2.8880%	**	69,999
	FHLM ARM #1J0005	8/1/2035	3.0810%	**	17,832
	FHLG 15YR #G13598	4/1/2020	5.0000%	**	489,644
	FHLM ARM #1J1228	11/1/2035	2.5970%	**	59,487
	FHLM ARM #1J1274	1/1/2036	2.8640%	**	50,325
	FHLM ARM #1K1215	9/1/2035	2.6110%	**	63,237
	FHLM ARM #1N0063	10/1/2035	3.3520%	**	8,770
	FHLM ARM #1N0117	12/1/2035	2.0870%	**	79,390
	FHLM ARM #1L0097	6/1/2035	2.8010%	**	35,367
	FHLG 15YR #B10931	11/1/2018	4.5000%	**	71,440
	FHLM ARM #848185	8/1/2036	3.3250%	**	36,384
	FHLM ARM #848186	3/1/2035	2.8240%	**	46,793
	FHR 2313 C	5/15/2031	6.0000%	**	54,039
	FHLB	11/21/2012	1.6250%	**	662,959
	FHLB	5/18/2012	1.1250%	**	313,100
	FHLB	12/27/2013	0.8750%	**	218,092
	FHLMC	1/15/2014	4.5000%	**	480,492
	FNMA	9/15/2012	4.3750%	**	516,675
	FNMA	10/15/2013	4.6250%	**	238,094
	FNMA	2/16/2012	5.0000%	**	106,907
	FHLMC	12/21/2012	4.1250%	**	121,639
	FHLMC	3/23/2012	2.1250%	**	102,572
	FHLMC	6/15/2012	1.7500%	**	457,250
	FHLMC	7/27/2012	1.1250%	**	881,596
	FHLMC	11/30/2012	0.3750%	**	471,519
	FHLMC	12/28/2012	0.6250%	**	2,526,667
	FNMA 15YR #253633	1/1/2016	6.5000%	**	18,659
	FNMA 15YR #545725	6/1/2017	7.0000%	**	34,878
	FNMA 15YR #555532	12/1/2017	7.0000%	**	54,782
	FNMA 20YR #555867	11/1/2023	5.5000%	**	162,556
	FNMA ARM #555923	7/1/2036	2.4900%	**	32,588
	FNMA 15YR #619196	2/1/2016	7.0000%	**	5,565
	FNMA 15YR #637071	3/1/2017	6.5000%	**	56,480
	FNR 2004-3 HA	7/25/2017	4.0000%	**	61,193
	FNR 2004-15 AB	9/25/2017	4.0000%	**	41,758
	FNR 2008-95 AD	12/25/2023	4.5000%	**	524,258
	FNMA	11/19/2012	4.7500%	**	684,623
	FNMA	4/4/2012	1.0000%	**	403,592
	FNMA	7/30/2012	1.1250%	**	172,289
	FNMA	3/13/2014	2.7500%	**	749,012
	FNMA	8/20/2013	1.2500%	**	727,979
	FNMA	9/23/2013	1.0000%	**	1,286,554

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

		(c)
		Description of Investment Including			(e)
	(b)	Maturity Date, Rate of Interest, Par or		(d)	Current
(a)	Identity of Issue, Borrower, Lessor or Similar Party	Maturity Value		Cost	Value
	FNMA	10/30/2012	0.5000%	**	605,909
	FNMA	12/18/2013	0.7500%	**	700,283
	FNMA	12/28/2012	0.3750%	**	1,689,263
	FNMA ARM #695019	2/1/2033	2.2020%	**	5,276
	FNMA ARM #703915	5/1/2033	2.3970%	**	3,593
	FNMA 15YR #725857	11/1/2018	4.5000%	**	56,118
	FNMA 15YR #730721	8/1/2018	4.5000%	**	41,860
	FNMA 15YR #734729	9/1/2018	4.0000%	**	190,904
	FNMA ARM #735011	11/1/2034	2.6340%	**	62,727
	FNMA 15YR #745278	6/1/2019	4.5000%	**	132,159
	FNMA 15YR #745874	7/1/2020	4.5000%	**	77,047
	FNMA ARM #745972	11/1/2036	2.8720%	**	52,095
	FNMA ARM #746320	10/1/2033	2.5530%	**	10,478
	FNMA ARM #754672	10/1/2033	2.1650%	**	4,010
	FNMA ARM #755148	10/1/2033	2.0180%	**	10,543
	FNMA ARM #801635	7/1/2034	2.5320%	**	4,132
	FNMA ARM #802852	12/1/2034	2.5540%	**	69,622
	FNMA ARM #815586	3/1/2035	2.5730%	**	3,817
	FNMA ARM #815626	5/1/2035	2.6870%	**	14,438
	FNMA ARM #816322	3/1/2035	2.3160%	**	1,465
	FNMA ARM #823810	6/1/2035	2.7500%	**	16,362
	FNMA ARM #826362	7/1/2035	2.6130%	**	97,394
	FNMA ARM #834917	7/1/2035	2.2130%	**	3,625
	FNMA ARM #843013	12/1/2034	2.2430%	**	7,763
	FNMA ARM #847787	10/1/2035	2.4740%	**	12,388
	FNMA ARM #886983	6/1/2036	2.5900%	**	6,430
	FNMA 15YR #888653	7/1/2020	4.5000%	**	64,663
	FNMA ARM #889946	5/1/2035	2.5450%	**	89,976
	FNMA ARM #995016	7/1/2035	2.7360%	**	175,050
	FNMA ARM #995017	2/1/2035	2.6430%	**	754,714
	FNMA ARM #995272	5/1/2035	2.8570%	**	6,926
	FNMA ARM #995273	7/1/2035	2.7330%	**	35,471
	FNMA ARM #995274	2/1/2034	2.6820%	**	1,902
	FNMA ARM #995414	7/1/2035	2.6340%	**	80,001
	FNMA ARM #995415	10/1/2035	2.6730%	**	259,819
	FNMA ARM #995606	11/1/2036	2.6860%	**	78,982
	FNMA ARM #995607	3/1/2037	2.6620%	**	97,420
	FNMA ARM #995609	4/1/2035	2.9170%	**	37,446
	FNMA ARM #AC0036	2/1/2039	2.4120%	**	386,973
	FNMA ARM #AD0066	12/1/2033	2.6220%	**	138,952
	FNMA 15YR #AD0117	10/1/2018	4.5000%	**	1,258,738
	FNMA ARM #AD0175	2/1/2036	2.6750%	**	21,418
	FNMA ARM #AD0176	5/1/2035	2.6240%	**	193,412

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

		(c)
		Description of Investment Including			(e)
	(b)	Maturity Date, Rate of Interest, Par or		(d)	Current
(a)	Identity of Issue, Borrower, Lessor or Similar Party	Maturity Value		Cost	Value
	FNMA ARM #AD0177	9/1/2034	2.7450%	**	53,549
	FNMA ARM #AD0710	11/1/2036	2.6200%	**	13,039
	FNMA ARM #AD0713	10/1/2037	2.8780%	**	117,873
	FNMA ARM #AD1555	3/1/2040	3.6060%	**	179,747
	FORDO 2006-B B	2/15/2012	5.4300%	**	191,619
	FORDO 2006-C B	6/15/2012	5.3000%	**	97,345
	FORDO 2007-A B	10/15/2012	5.6000%	**	57,452
	FRANCE TELECOM	7/8/2014	4.3750%	**	257,121
	FRANCE TELECOM	9/16/2015	2.1250%	**	56,819
	FRNK 2006-1 A4	7/21/2014	5.0300%	**	14,138
	FRNK 2006-1 B1	7/21/2014	5.1400%	**	35,208
	FRNK 2007-1 B	2/16/2015	5.1300%	**	134,292
	GEBL 2003-1 A	4/15/2031	0.6958%	**	51,595
	GECMC 2007-C1	12/10/2049	0.2003%	**	30,340
	GMACC 2004-C2	8/10/2038	4.7600%	**	70,742
	GMACC 2005-C1	5/10/2043	0.5542%	**	7,790
	GMAC INC FDIC	10/30/2012	1.7500%	**	469,512
	GCOSL 2006-1A NOTE	3/1/2022	5.7200%	**	69,186
	GE CAP CORP	8/13/2012	3.5000%	**	1,129,173
	GE CAP MTN	1/8/2013	2.8000%	**	110,826
	GE CAP MTN	6/29/2015	3.5000%	**	37,655
	GENERAL ELEC MTN	9/16/2013	1.8750%	**	396,365
	GE CAP CORP	11/9/2015	2.2500%	**	224,753
	GE CAP FDIC	12/9/2011	3.0000%	**	461,643
	GE CAP FDIC MTN	12/28/2012	2.6250%	**	545,674
	GE CAP FDIC GMTN	9/28/2012	2.0000%	**	266,920
	GLAXOSMTH KLINE	5/15/2013	4.8500%	**	109,199
	GOLDMAN SACHS MTN	8/1/2015	3.7000%	**	15,520
	GOLDMAN SACHS	7/15/2013	4.7500%	**	502,276
	GOLDMAN SACH GLB	10/15/2013	5.2500%	**	124,636
	GOLDMAN FDIC	6/15/2012	3.2500%	**	74,847
	GOLDMAN SA FDIC	3/15/2012	2.1500%	**	102,580
	GPMH 2001-1 IA	4/20/2032	0.6020%	**	4,009
	GSALT 2007-1 B	12/15/2014	5.5300%	**	20,787
	HSBC USA FDIC	12/16/2011	3.1250%	**	164,337
	HAT 2007-1 A4	11/17/2013	5.3300%	**	180,638
	ING BANK NV	10/18/2013	2.0000%	**	257,924
	JP MORGAN CS GLB	2/1/2011	6.7500%	**	67,115
	JPMC CO MTN	6/1/2014	4.6500%	**	934,142
	JPMCC 2004-CB9 A2	6/12/2041	5.1080%	**	196,434
	JPMCC 2006-LDP9 A1	5/15/2047	5.1700%	**	36,070
	JPMCC 07-LDP10 A	1/15/2049	5.1220%	**	9,936
	JACKSON NATL	5/8/2013	5.3750%	**	141,498

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

		(c)
		Description of Investment Including			(e)
	(b)	Maturity Date, Rate of Interest, Par or		(d)	Current
(a)	Identity of Issue, Borrower, Lessor or Similar Party	Maturity Value		Cost	Value
	JPMRT 2006-A A4	12/15/2014	5.1400%	**	56,403
	JPMORGAN FDIC	12/1/2011	3.1250%	**	287,699
	LBUBS 2007-C1	2/15/2040	5.3910%	**	27,582
	LBUBS 2001-WM	7/14/2016	0.7827%	**	831
	LBUBS 2000-C5	12/15/2026	6.5100%	**	448
	LBUBS 2006-C3	3/15/2032	5.4780%	**	2,298
	LBART 2006-B	9/15/2013	5.1800%	**	60,864
	MLCFC 2007-6	3/12/2051	5.1750%	**	19,115
	MANUFTRS & TRD	4/1/2013	1.8028%	**	397,054
	MVCOT 2005-2	10/20/2027	5.2500%	**	39,403
	MVCOT 2006-2A	10/20/2028	5.3620%	**	33,257
	MVCOT 2006-2A	10/20/2028	5.4420%	**	7,374
	MVCOT 2006-2A	10/20/2028	5.6910%	**	2,989
	MASSMUTUAL GL	7/16/2012	3.6250%	**	105,307
	MERCK & CO INC	1/15/2016	2.2500%	**	168,086
	MERRILL LYNCH	2/5/2013	5.4500%	**	46,307
	MERRILL LYNCH	7/15/2014	5.4500%	**	114,105
	MLMT 2004-MKB1	2/12/2042	4.3530%	**	202,060
	MLMT 2005-MKB2	9/12/2042	0.2211%	**	3,042
	MET LIFE GLOBAL	9/17/2012	2.8750%	**	353,368
	MET LIFE GLOBAL	9/29/2015	2.5000%	**	297,561
	MIDAMERICAN ENRG	7/15/2012	5.6500%	**	311,935
	MLCFC 2007-8 A1	8/12/2049	4.6220%	**	45,631
	MONUMENTAL GLOBAL	4/22/2013	5.5000%	**	64,840
	MSC 2003-IQ5	4/15/2038	0.9108%	**	4,375
	MSC 2004-TOP13	9/13/2045	0.8417%	**	6,099
	MORGAN STANLEY	5/13/2014	6.0000%	**	326,544
	MORGAN STANLEY	1/26/2015	4.1000%	**	278,685
	MSC 2007-HQ11	2/12/2044	5.2460%	**	30,154
	MSC 2007-IQ13	3/15/2044	5.0500%	**	49,582
	MORGAN STANLEY FDIC	12/1/2011	3.2500%	**	339,480
	NATL AUST BK	6/12/2013	5.3500%	**	271,483
	NATL AUST BK	11/16/2012	2.3500%	**	455,754
	NY LIFE	12/14/2012	2.2500%	**	276,889
	NY LIFE GLOBAL	5/9/2013	4.6500%	**	302,985
	NORDEA BK AG	10/4/2013	1.7500%	**	259,816
	NORTHERN TRUST CO	8/15/2013	5.5000%	**	56,387
	NORTHERN TRUST CO	5/1/2014	4.6250%	**	50,086
	NEF 2005-1 A5	10/30/2045	1.0384%	**	152,877
	ORIX CORP	11/22/2011	5.4800%	**	36,524
	PECO ENERGY MTN	10/15/2013	5.6000%	**	201,479
	PNCFUND MTN	2/8/2015	3.6250%	**	194,994
	PNC FUND CORP MTN	5/19/2014	3.0000%	**	275,877

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

		(c)
		Description of Investment Including			(e)
	(b)	Maturity Date, Rate of Interest, Par or		(d)	Current
(a)	Identity of Issue, Borrower, Lessor or Similar Party	Maturity Value		Cost	Value
	PACIFIC GAS & ELEC	12/1/2013	6.2500%	**	180,197
	PHILIP MOR	5/16/2013	4.8750%	**	75,117
	PRIME PROP FNDG	6/15/2011	5.6000%	**	142,012
	RABOBANK NEDERLAND	8/17/2012	2.6500%	**	1,002,495
	RAS LAF YANK	3/15/2014	8.2940%	**	114,514
	ROYAL BK CANADA	1/15/2014	1.1250%	**	563,625
	RBS	8/23/2013	3.4000%	**	102,215
	ROYAL BK SCT	3/30/2012	1.5000%	**	454,458
	SBC COMM GLOBAL	2/1/2012	5.8750%	**	174,513
	SBC COMM GLOBAL	9/15/2014	5.1000%	**	176,349
	SVOVM 2005-A	2/20/2021	5.2500%	**	42,571
	SANTANDER US	1/18/2013	2.4850%	**	332,846
	SHELL INTL MTN	3/25/2013	1.8750%	**	357,029
	SIMON PROPERTY	5/30/2013	5.3000%	**	153,258
	STATE STREET CORP	5/30/2014	4.3000%	**	42,944
	LLL 1997-LLI D	10/12/2034	7.1500%	**	60,602
	SVENSKA MTN	9/14/2012	2.8750%	**	671,321
	TRANSCAPITAL	3/5/2014	5.6700%	**	350,575
	TAROT 2006-C	5/13/2013	5.3100%	**	87,573
	US CNTRL FED CU	10/19/2012	1.9000%	**	286,934
	UNCREDIT LUX	1/13/2017	5.5840%	**	297,649
	US BANCORP MTN	5/15/2014	4.2000%	**	311,339
	US BANCORP	3/4/2015	3.1500%	**	89,350
	USTN	2/28/2014	1.8750%	**	3,596,211
	USTN	3/31/2014	1.7500%	**	245,785
	USTN	9/30/2014	2.3750%	**	3,844,423
	USTN	10/31/2014	2.3750%	**	859,409
	USTN	1/31/2012	0.8750%	**	10,769,682
	USTN	2/15/2013	1.3750%	**	3,970,897
	USTN	4/15/2013	1.7500%	**	7,668,572
	USTN	4/30/2015	2.5000%	**	176,479
	USTN	4/30/2012	1.0000%	**	16,212,382
	USTN	5/31/2012	0.7500%	**	39,079,169
	USTN	5/31/2015	2.1250%	**	20,356
	USTN	6/30/2015	1.8750%	**	59,238
	USTN	7/31/2015	1.7500%	**	135,557
	USTN	9/30/2012	0.3750%	**	1,171,329
	USTN	12/15/2013	0.7500%	**	14,701,957
	USTN	12/31/2012	0.6250%	**	10,746,059
	VERIZON COM INC	4/15/2013	5.2500%	**	225,166
	VERIZON WIRELESS	2/1/2012	5.2500%	**	207,296
	VERIZON WIRELESS	5/20/2011	3.7500%	**	670,910
	VERIZON NEW YORK	4/1/2012	6.8750%	**	466,094

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

		(c)
		Description of Investment Including			(e)
	(b)	Maturity Date, Rate of Interest, Par or		(d)	Current
(a)	Identity of Issue, Borrower, Lessor or Similar Party	Maturity Value		Cost	Value
	VODAFONE GRP PLC	6/15/2011	5.5000%	**	92,179
	WBCMT 2005-C18	4/15/2042	0.3204%	**	9,714
	WBCMT 2004-C15	10/15/2041	4.0390%	**	275,938
	WBCMT 2004-C15	10/15/2041	0.8784%	**	131
	WALOT 2006-1B	7/20/2012	5.1500%	**	59,473
	WALOT 2006-1 C	11/20/2012	5.2200%	**	270,850
	WALOT 2006-2 B	6/20/2012	5.2900%	**	3,669
	WALOT 2006-2 C	10/22/2012	5.3400%	**	100,898
	WALOT 2007-1 B	7/20/2012	5.3800%	**	278,265
	WALOT 2007-1 C	10/22/2012	5.4500%	**	194,063
	WBCMT 2007-C30	12/15/2043	5.0310%	**	9,495
	WBCMT 2007-C30	12/15/2043	0.4403%	**	71,072
	WALMART STORES MTN	5/15/2014	3.2000%	**	252,005
	WELLS FARGO	10/1/2014	3.7500%	**	105,326
	WELLS FARGO MTN	4/15/2015	3.6250%	**	195,339
	WELLS FARGO	10/23/2012	5.2500%	**	111,445
	WELLS FARGO	1/31/2013	4.3750%	**	432,794
	WESTPAC BANK CORP	8/2/2013	2.1000%	**	95,766
	WESTPAC BK CORP	12/9/2013	1.8500%	**	307,171
	WYETH	2/1/2014	5.5000%	**	106,655
	YALE UNIVERSITY MTN	10/15/2014	2.9000%	**	155,633

					177,908,029

	WRAPPER CONTRACTS:
	AIG Financial Products Corp, ACT/944674	evergreen	4.768% contract	**	88,448
	AEGON USA Inc., ACT/MDA00794TR	evergreen	4.768% contract	**	45,902
	JP Morgan Chase Bank, ACT/ARYDER-2-07	evergreen	4.768% contract	**	129,106
	Rabbobank Nederland, ACT/RYD040701	evergreen	4.768% contract	**	139,737
	State Street Bank and Trust Company, ACT/107035	evergreen	4.768% contract	**	—

	Total Investment and Wrapper Contracts				178,311,222

	MUTUAL FUNDS:
*	Fidelity Equity Income Fund		1,139,321 shares	**	50,426,346
*	Fidelity Contrafund		1,245,591 shares	**	84,363,852
*	Fidelity Diversified International Fund		1,759,254 shares	**	53,041,511
*	Fidelity U.S. Bond Index Fund		3,368,382 shares	**	38,163,764
	Spartan U.S. Equity Index Fund		467,550 shares	**	20,796,639
*	Fidelity Growth Company Fund		1,357,042 shares	**	112,838,050
	UAM: Rice, Hall, James Small Cap Portfolio		855,576 shares	**	14,279,568
	Spartan Extended Market Index		374,216 shares	**	14,283,849
	Spartan International Index		52,261 shares	**	1,838,014

					390,031,593

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

		(c)
		Description of Investment Including			(e)
	(b)	Maturity Date, Rate of Interest, Par or		(d)	Current
(a)	Identity of Issue, Borrower, Lessor or Similar Party	Maturity Value		Cost	Value

	COMMON COLLECTIVE TRUSTS:
*	Pyramis Index Lifecycle 2000 Commingled Pool		362,608 units	**	3,836,388
*	Pyramis Index Lifecycle 2005 Commingled Pool		107,270 units	**	1,124,198
*	Pyramis Index Lifecycle 2010 Commingled Pool		606,102 units	**	6,406,497
*	Pyramis Index Lifecycle 2015 Commingled Pool		1,305,989 units	**	13,569,223
*	Pyramis Index Lifecycle 2020 Commingled Pool		1,739,860 units	**	17,415,998
*	Pyramis Index Lifecycle 2025 Commingled Pool		1,688,713 units	**	16,937,796
*	Pyramis Index Lifecycle 2030 Commingled Pool		1,652,378 units	**	15,763,682
*	Pyramis Index Lifecycle 2035 Commingled Pool		1,144,402 units	**	10,940,487
*	Pyramis Index Lifecycle 2040 Commingled Pool		898,076 units	**	8,468,854
*	Pyramis Index Lifecycle 2045 Commingled Pool		696,172 units	**	6,585,788
*	Pyramis Index Lifecycle 2050 Commingled Pool		311,271 units	**	2,922,830

					103,971,741

*	Ryder System, Inc. Common Stock Fund	866,613 cash	1,524,474 shares	**	81,055,963
*	Notes receivable from participants	maturing thru 2026	3.25%-9.5%		28,688,180

	Investments at Fair Value				$783,259,517

*	Represents a Party-In-Interest

**	Indicates a participant directed investment; the cost disclosure is not required.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
Date: May 27, 2011	By:	/s/ Gregory F. Greene
Gregory F. Greene
Executive Vice President and Chief Administrative Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

23.1	Consent of Independent Registered Certified Public Accounting Firm — PricewaterhouseCoopers LLP